Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216

troutman.com

Paul Davis Fancher
paul.fancher@troutman.com

January 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:    Becky Chow

Re:	Atlanticus Holdings Corporation Form 10-Q for the Quarterly Period ended September 30, 2020 Filed on November 13, 2020 File No. 000-53717

Dear Ms. Chow:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 17, 2020 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-Q for the quarterly period ended September 30, 2020 (the “Form 10-Q”).

We are authorized by the Company to provide the response contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the response refer to the Company.  For your convenience, we set forth the comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Form 10-Q filed November 13, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 39

1.         We note your definition of Total Yield Ratio and Combined Gross Charge-off Ratio on page 39 and your discussion of Total Yield on Fair Value Receivables and Managed Receivables on page 35. We also note your response to comment 2 in your letter dated March 8, 2018 that going forward you would calculate average managed receivables in accordance with GAAP. Total Yield on Fair Value Receivables and Managed Receivables which are used in the calculation of your other ratios appear to exclude the impact of fair value for loans that are accounted for using the fair value option. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Please tell us how you considered whether these measures use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please also tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for guidance on Non-GAAP Financial Measures which is available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

We do not believe that our Total Yield Ratio, Combined Gross Charge-off Ratio and Managed Receivables data are non-GAAP financial measures. The Company corresponded with the Staff about this matter in 2002 and 2003. (See our comment letter response dated April 22, 2003.) The Company also received similar comments from the Staff in letters dated September 6, 2007, June 21, 2012 and December 5, 2017. In our response letters dated September 27, 2007, July 5, 2012, January 2, 2018, February 1, 2018 and March 8, 2018, the Company communicated the results of its 2002 and 2003 dialogue with the Staff and the rationale for conclusions that the presented ratios (and other similar financial, operating and statistical ratios included in the Company’s Credit Cards Segment and Auto Finance segment tabular data within management’s discussion and analysis of the Company’s results) are not non-GAAP financial measures as defined by Regulation G and Item 10(e) of Regulation S-K. Upon reviewing our previous responses, the Staff did not indicate any disagreement with our analysis.

Under Rule 101(a)(2) of Regulation G, a non-GAAP financial measure does not include “operating and other financial measures and ratios or statistical measures” calculated using GAAP financial measures and operating and other non-GAAP financial measures. Our presented ratios fall within this exception from the definition of non-GAAP financial measures. Essentially, the charge-off ratio is calculated by dividing the accounting basis of principal, finance charges and fees charged off by average managed receivables for the quarter. The accounting basis of receivables charged off is a GAAP financial measure that is used to determine two line items on the Company’s consolidated statements of operations: (1) the Net recovery of charge off of loans and fees receivable recorded at fair value; and (2) Provision for losses on loans and fees receivable recorded at net realizable value. Similarly, the Total Yield Ratio is calculated by dividing revenue amounts that are GAAP financial measures (as discussed below) by average managed receivables for the quarter.

Given that we operate in the financial industry, some of the relevant measures of productivity and effectiveness regularly will be dollar-denominated and financial in nature. Nonetheless, as with measures of productivity and effectiveness in other industries, the disclosed ratios reflect operating and financial measures and ratio or statistical measures determined as permitted by Rule 101(a)(2). Our ratios are analogous to the per mile cost of a seat for an airline or a cost per unit produced for a manufacturer—both of which are based upon underlying GAAP data combined with other data.

United States Securities and Exchange Commission January 15, 2020 Page 2

Further, we believe that these ratios also are not non-GAAP because of the exception provided by Rule 101(a)(3) of Regulation G, which excludes from the definition of non-GAAP Financial Measures “financial measures required to be disclosed by . . . Commission rules. . . .” Full disclosure of our financial performance requires, or at least may require, the inclusion of these ratios. We believe this is consistent with the SEC’s stated position that merely providing GAAP information may not be sufficient. We believe that Rule 10b-5 requires, or at least may require, disclosure of these ratios, thereby bringing it within the  exclusion from the definition provided in Rule 101(a)(3). We believe that these ratios are necessary for readers to compare our financial performance to that of our consumer credit and auto finance peer groups. Thus, certain readers of our financial statements would consider these ratios material to an understanding of our financial performance.

Because we do not believe that our various MD&A financial, operating, and statistical tabular data are non-GAAP measures, we do not believe that Item 10 of Regulation S-K is applicable.

At the time of our correspondence in early 2018, we noted that the impact of receivables accounted for at fair value and for our ownership in receivables associated with non-consolidated entities had diminished and was less relevant to our ongoing and growing operations.  As such, we excluded receivables accounted for at fair value and associated with our ownership in receivables of non-consolidated entities.

On January 1, 2020, the Company elected the fair value option to account for certain loans receivable associated with our point-of-sale and direct-to-consumer platform that were originated on or after January 1, 2020 (the “Fair Value Receivables”). As discussed in our recent periodic filings, we believe the use of fair value for these receivables more closely approximates the true economics of these receivables, better matching the yields and corresponding charge-offs. We believe the fair value option also enables us to report GAAP net income that provides increased transparency into our profitability and asset quality. Receivables acquired prior to January 1, 2020 continue to be accounted for in our 2020 and subsequent financial statements at amortized cost, net.

As a result of this election, the amount of receivables constituting Fair Value Receivables has grown to represent over 38% of our managed receivables within our Credit and Other Investments segment as of September 30, 2020.  Given the increased materiality of these receivables, we believe that it is necessary to include the associated yields and corresponding balances of these receivables in our calculations.

As noted on page 35 of the Form 10-Q, we provide a reconciliation of our Securitized Receivables and our Fair Value Receivables, both within our Loans, interest and fees receivable, at fair value to the assets underlying those receivables and note that they are included in our managed receivables.  Also as noted, we included several reconciliations to provide GAAP information necessary to calculate managed receivables.

For example, while not contained in one consolidated reconciliation, in order to calculate the Period-end managed receivables on page 36 of the Form 10-Q as of September 30, 2020, we performed the following calculation (in thousands):

Loans, interest and fees receivable, gross p. 1	$695,319
Loans, interest and fees receivable, gross- Fair Value Receivables p. 35	$377,717
Loans, interest and fees receivable, gross- Securitized Receivables p. 35	$4,863
Less - Portion of Loans, interest and fees receivable, gross associated with Auto Finance Segment p. 38	$(90,514)
Total loans and fees receivable - Managed	$987,385

This period-end managed receivable balance is then averaged with the prior quarter reported managed receivable balance to obtain the Average Managed receivables indicated on p. 36 of the Form 10-Q.  As all of these numbers are derived using underlying GAAP accounting for receivables, the calculation of total managed receivables does not constitute a non-GAAP financial measure.  In order to expand our discussion of fair value receivables given increased materiality and to clarify this matter, we plan to provide the following additional disclosures in future periodic filings.

In Note 3 “Segment Reporting” to the financial statements, we plan to include a breakout of Loans, interest and fees receivable, at fair value and Loans, interest and fees receivable, gross by reporting segment.  For the nine months ended September 30, 2020, this disclosure would be as follows (on p. 14) (in thousands):

Nine Months Ended September 30, 2020	Credit and Other Investments	Auto Finance	Total
Interest income:
Consumer loans, including past due fees	$282,895	$23,759	$306,654
Other	248	—	248
Total interest income	283,143	23,759	306,902
Interest expense	(37,590)	(924)	(38,514)
Net interest income before fees and related income on earning assets and provision for losses on loans, interest and fees receivable	$245,553	$22,835	$268,388
Changes in fair value of loans, interest and fees receivable recorded at fair value	$(69,779)	$—	$(69,779)
Fees and related income on earning assets	$103,610	$71	$103,681
Servicing income	$886	$733	$1,619
Equity in income of equity-method investee	$355	$—	$355
Income before income taxes	$76,794	$6,208	$83,002
Income tax expense	$(14,100)	$(1,616)	$(15,716)
Loans, interest and fees receivable, at fair value	$310,784	$—	$310,784
Loans, interest and fees receivable, gross	$604,805	$90,514	$695,319
Total assets	$960,527	$80,048	$1,040,575

United States Securities and Exchange Commission January 15, 2020 Page 3

In Note 6 “Fair Values of Assets and Liabilities” to the financial statements, we plan to include the Aggregate unpaid interest and fees included within loans, interest and fees receivable that are reported at fair value.  For the nine months ended September 30, 2020, this disclosure would be as follows (on p. 20) (in thousands):

As of September 30, 2020	Loans, Interest and Fees Receivable at Fair Value	Loans, Interest and Fees Receivable Pledged as Collateral under Structured Financings at Fair Value
Aggregate unpaid principal balance included within loans, interest and fees receivable that are reported at fair value	$658	$361,839
Aggregate unpaid interest and fees included within loans, interest and fees receivable that are reported at fair value	$47	$20,036
Aggregate fair value of loans, interest and fees receivable that are reported at fair value	$619	$310,165
Aggregate fair value of receivables carried at fair value that are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies)	$1	$615
Unpaid principal balance of receivables within loans, interest and fees receivable that are reported at fair value and are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) over the fair value of such loans, interest and fees receivable	$11	$5,639

Likewise, as noted on p.35 of the Form 10-Q, the calculation of Total yield on Fair Value Receivables is based on underlying GAAP information.  The “Accelerated recognition under fair value accounting for Fair Value Receivable billings” represents the difference in recognition criteria for fees using two accepted GAAP methods of accounting (Fair Value and Amortized Cost, net). In other words, the resulting “Total yield on Fair Value Receivables” reflects the yield that would have been recognized if we had not elected fair value treatment for certain receivables on January 1, 2020.  Under fair value accounting, all fee billings are recognized when billed whereas certain of these fee billings (such as annual fees or merchant fees) are amortized for those receivables within our Loans, Interest and Fees Receivable, Gross.  The reconciliation on page 35 of the Form 10-Q shows the difference in those two accounting methods and recalculates them in a consistent manner in accordance with GAAP.  We believe that this calculation is not an individually tailored presentation but rather a single consistent GAAP application of both sets of receivables.  As this is a different, but accepted method of accounting under GAAP, we do not believe that the total yield ratio constitutes a non-GAAP financial measure.

Furthermore, since our adoption of fair value, the “Accelerated recognition under fair value accounting for Fair Value Receivable billings” line item has served to reduce recognized yield and, therefore, has not artificially inflated the calculated ratios.  In order to clarify this point, in future periodic filings, we plan to change the name of this line item to “Difference in fee recognition criteria due to the adoption of Fair Value Accounting”.

Furthermore, in future periodic filings, we plan to include additional disclosure to assist the reader in understanding the components of the end of period managed receivables calculation.  We believe the following table will serve that purpose by aggregating information that already is included in our financial statements and MD&A, and which in future filings will be wholly contained within our financial statements and notes thereto (as discussed above) (in thousands).

	2020			2019				2018
	Sept.30	Jun. 30	Mar. 31	Dec. 31	Sept.30	Jun. 30	Mar. 31	Dec. 31
Loans, interest and fees receivable, gross	$695,319	$769,230	$900,808	$998,209	$858,483	$691,816	$562,472	$541,344
Aggregate unpaid balance included within loans, interest and fees receivable that are reported at fair value	382,580	220,603	106,900	6,404	7,070	7,803	8,664	9,575
Period-end managed receivables - Auto Finance segment	(90,514)	(89,637)	(90,226)	(89,785)	(89,451)	(89,490)	(90,208)	(88,057)
Total loans, interest and fees receivable, gross - Managed	$987,385	$900,196	$917,482	$914,828	$776,102	$610,129	$480,928	$462,862

*     *     *     *     *

The Company appreciates the assistance the Staff has provided with its comment.  If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/Paul Davis Fancher

Paul Davis Fancher

cc:       William R. McCamey (Atlanticus Holdings Corporation)

            Mitchell C. Saunders (Atlanticus Holdings Corporation)